FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of July 2012

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENT

Signatures

Unaudited Interim Balance Sheet

Unaudited Interim Statements of Earnings

Unaudited Interim Statements of Comprehensive Income (Loss)

Unaudited Interim Statements of Changes in Shareholders’ Equity

Unaudited Interim Statements of Cash Flows

Unaudited Notes to Interim Financial Statements

Management’s Discussion and Analysis

CEO Certification

CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: July 10, 2012

VIRGINIA MINES INC. Unaudited Interim Balance Sheet

(expressed in Canadian dollars)

	As at May 31, 2012	As at February 29, 2012

Assets

Current assets
Cash	$4,119,075	$10,364,713
Short-term investments	37,484,909	39,463,527
Tax credits for mining exploration and commodity taxes receivable	2,309,130	2,839,035
Other amounts receivable	58,151	391,787
Prepaid expenses	373,890	138,021
	$44,345,155	$53,197,083

Deferred tax assets	1,056,021	976,384
Property, plant and equipment	216,812	167,888
Mining properties (note 4)	52,781,832	47,960,344

	$98,399,820	$102,301,699

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 5)	3,177,777	8,386,512

Deferred tax liabilities	3,302,420	2,116,449

Deferred royalties (note 6)	3,925,730	3,629,680

Shareholders' Equity

Share capital (note 7)	125,016,792	124,688,911
Warrants (note 9)	14,358	14,358
Stock options (note 8)	6,461,829	6,625,705
Contributed surplus	428,718	385,549
Deficit	(44,861,727)	(45,136,428)
Accumulated other comprehensive income	933,923	1,590,963

	87,993,893	88,169,058

	$98,399,820	$102,301,699
Commitments (note 15)

Subsequent events (note 16)

The accompanying notes are an integral part of these condensed interim financial statements.

Approved by the Board of Directors

(signed) André Gaumond	, Director	(signed) André Lemire	, Director

VIRGINIA MINES INC. Unaudited Interim Statements of Earnings

(expressed in Canadian dollars)

	Three-Month Periods Ended May 31,
	2012	2011
Expenses
Salaries	$292,112	$221,893
Professional and maintenance fees	71,901	94,068
General administrative expenses (note 11)	258,725	218,800
Depreciation of property, plant and equipment	15,924	12,203
General exploration costs (note 12)	304,746	100,008
Grants, credit on duties refundable for loss and refundable tax credit
for resources	-	(26,235)
Cost of mining properties abandoned or written off	74,645	382,518
	$1,018,053	$1,003,255

Other income (expense)
Dividends	63,771	63,421
Interest	211,616	233,074
Fees invoiced to partners	225,253	31,191
Loss on sale of mining property	(5,722)	-
Gain on sale of available-for-sale investments	125,329	58,349
Loss on investments designated as held for trading	(5,433)	(27,659)
	$614,814	$358,376

Loss before income taxes	(403,239)	(644,879)
Deferred tax recovery	677,940	916,079
Net earnings	$274,701	$271,200

Per share (note 10)

Basic net earnings	0.009	0.009

Diluted net earnings	0.008	0.009

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Interim Statements of Comprehensive Income (Loss)

(expressed in Canadian dollars)

	Three-Month Periods Ended May31,
	2012	2011

Net earnings	$274,701	$271,200

Other comprehensive loss
Unrealized loss on available-for-sale investments, net of related income
taxes of $85,248 ($6,679 in 2011)	(548,568)	(42,977)
Reclassification of gains on available-for-sale investments realized upon
sale, net of related income taxes of $16,857 ($7,848 in 2011)	(108,472)	(50,501)

	(657,040)	(93,478)

Comprehensive income (loss)	$(382,339)	$177,722

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Interim Statements of Changes in Shareholders’ Equity

(expressed in Canadian dollars)

	Share capital	Warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$	$

Balance as at March 1, 2012	124,688,911	14,358	6,625,705	385,549	(45,136,428)	1,590,963	88,169,058

Net earnings	-	-	-	-	274,701	-	274,701

Unrealized loss on available-for-sale investments, net of related income taxes	-	-	-	-	-	(548,568)	(548,568)

Reclassification of gains on available-for-sale investments realized upon sale, net of related income taxes	-	-	-	-	-	(108,472)	(108,472)
Comprehensive loss for the period	-	-	-	-	274,701	(657,040)	(382,339)

Stock options exercised	328,557	-	(120,707)	-	-	-	207,850

Stock options cancelled	-	-	(43,169)	43,169	-	-	-

Share issue expenses	(676)	-	-	-	-	-	(676)

Balance as at May 31, 2012	125,016,792	14,358	6,461,829	428,718	(44,861,727)	933,923	87,993,893

	Share capital	Warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$	$

Balance as at March 1, 2011	115,809,533	40,282	5,858,029	381,317	(43,483,991)	1,731,124	80,336,294

Net earnings	-	-	-	-	271,200	-	271,200

Unrealized loss on available-for-sale investments, net of related income taxes	-	-	-	-	-	(42,977)	(42,977)

Reclassification of gains on available-for-sale investments realized upon sale, net of related income taxes	-	-	-	-	-	(50,501)	(50,501)
Comprehensive income for the period	-	-	-	-	271,200	(93,478)	177,722

Stock options exercised	295,633	-	(119,198)	-	-	-	176,435

Warrants exercised	211,309	(36,051)	-	-	-	-	175,258

Acquisition of mining properties	1,201,670	-	-	-	-	-	1,201,670

Share issue expenses	(39,639)	-	-	-	-	-	(39,639)

Balance as at May 31, 2011	117,478,506	4,231	5,738,831	381,317	(43,212,791)	1,637,646	82,027,740

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Interim Statements of Cash Flows

(expressed in Canadian dollars)

	Three-Month Periods Ended May 31,
	2012	2011
Cash flows used in operating activities
Net earnings for the period	$274,701	$271,200

Adjustments for:
Deferred tax recovery	(677,940)	(916,079)
Loss on investments designated as held for trading	5,433	27,659
Gain on sale of available-for-sale investments	(125,329)	(58,349)
Loss on sale of mining property	5,722	-
Cost of mining properties abandoned or written off	74,645	382,518
Depreciation of property, plant and equipment	15,924	12,203
	(426,844)	(280,848)

Variation in deferred royalties	296,050	288,640

Changes in items of working capital
Tax credits for mining exploration and commodity taxes receivable	(242,593)	(172,739)
Other amounts receivable	421,766	(270,476)
Prepaid expenses	(235,869)	(131,896)
Accounts payable and accrued liabilities	(2,592,327)	(207,294)
	(2,649,023)	(782,405)
	(2,779,817)	(774,613)

Cash flows from financing activities
Issuance of common shares, net of share issue expenses	188,874	318,313

Cash flows used in investing activities
Acquisition of short-term investments	(6,720,148)	(8,098,296)
Disposition of short-term investments	7,971,387	7,894,024
Acquisition of mining properties and capitalized exploration costs	(5,730,350)	(4,356,908)
Change in credit on duties refundable for loss and refundable tax credit
related to exploration costs	889,264	674,932
Acquisition of property, plant and equipment	(64,848)	(19,097)
	(3,654,695)	(3,905,345)

Net change in cash	(6,245,638)	(4,361,645)
Cash - Beginning of period	10,364,713	11,619,832
Cash - End of period	$4,119,075	$7,258,187

Interest received	294,925	204,195
Dividends received	63,771	63,421

Supplemental information (note 13)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2012 and 2011

(expressed in Canadian dollars)

1

General information

Virginia Mines Inc. (the "Company") incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to continue the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The address of its registered office is 116 St-Pierre, Suite 200, Quebec City, Quebec, Canada.

2

Basis of preparation

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of condensed interim financial statements, including IAS 34, Interim Financial Reporting and using the same accounting policies and methods of computation as our most recent annual financial statements. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended February 29, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim financial statements were approved by the Board of Directors for issue on July 10, 2012.

3

Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These condensed interim financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual financial statements for the year ended February 29, 2012.

Estimates and assumptions are continually evaluated and are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2012 and 2011

(expressed in Canadian dollars)

4	Mining properties

	Reconciliation of mining properties
			Acquisition cost
		Exploration	Mining
		costs	properties	Claims	Total

	Balance as at February 29, 2012	$35,681,128	$8,880,623	$3,398,593	$47,960,344

	Costs incurred	4,762,230	60,000	196,391	5,018,621
	Mining properties abandoned, written off or sold	(71,974)	(8,393)	-	(80,367)
	Credit on duties refundable for loss and refundable tax
	credit for resources	(116,766)	-	-	(116,766)

	Balance as at May 31, 2012	$40,254,618	$8,932,230	$3,594,984	$52,781,832

New agreements

On April 5, 2012, Exploration Khalkos Inc. granted the Company the option to acquire a 55% interest in the Murdoch property for a consideration consisting of payments totalling $300,000 and exploration work totalling $4,000,000 to be carried out no later than April 5, 2017 with the firm commitment of spending $1,000,000 on the property within 18 months following the conclusion of the agreement.

On April 12, 2012, the Company entered into agreement with Komet Manufacturers Inc. ("Komet") on the FCI property. As per the agreement, Komet has the option to acquire a 50% interest in the FCI property, in consideration of the issuance of 25,000 shares of Komet and $4,000,000 in exploration work to be carried out over a six-year period.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2012 and 2011

(expressed in Canadian dollars)

Detail of mining properties

	# Claims	Undivided interest	Balance as at March 1, 2012	Costs incurred	Mining properties abandoned, written off, under option or sold and related tax credits	Balance as at May 31, 2012
		%	$	$	$	$
Anatacau	207
Acquisition costs		0	74,206	22,140	-	96,346
Exploration costs			1,070,858	54,652	-	1,125,510
			1,145,064	76,792	-	1,221,856

Ashuanipi	596
Acquisition costs		50	88,949	-	-	88,949
Exploration costs			1,563,678	-	-	1,563,678
			1,652,627	-	-	1,652,627

Baie Payne	471
Acquisition costs		50	601,549	-	-	601,549
Exploration costs			147,923	-	-	147,923
			749,472	-	-	749,472

Corvet Est	568
Acquisition costs		50	84,953	20,436	-	105,389
Exploration costs			1,548,562	14,403	-	1,562,965
			1,633,515	34,839	-	1,668,354

Coulon	661
Acquisition costs		100	4,937,672	11,445	-	4,949,117
Exploration costs			10,339,655	2,593,108	(116,766)	12,815,997
			15,277,327	2,604,553	(116,766)	17,765,114

Éléonore Régional	898
Acquisition costs		100	365,878	12,546	-	378,424
Exploration costs			1,737,030	138,504	-	1,875,534
			2,102,908	151,050	-	2,253,958

Escale	129
Acquisition costs		100	417,152	2,091	-	419,243
Exploration costs			643,453	6,431	-	649,884
			1,060,605	8,522	-	1,069,127

(forward)			23,621,518	2,875,756	(116,766)	26,380,508

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2012 and 2011

(expressed in Canadian dollars)

	# Claims	Undivided interest	Balance as at March 1, 2012	Costs incurred	Mining properties abandoned, written off, under option or sold and related tax credits	Balance as at May 31, 2012
		%	$	$	$	$

(brought forward)			23,621,518	2,875,756	(116,766)	26,380,508
Lac Gayot	449
Acquisition costs		100	1,919,879	-	-	1,919,879
Exploration costs			680,158	-	-	680,158
			2,600,037	-	-	2,600,037

La Grande Sud	188
Acquisition costs		100	67,248	6,519	-	73,767
Exploration costs			788,833	774,569	-	1,563,402
			856,081	781,088	-	1,637,169

Lac Pau	715
Acquisition costs		100	163,422	-	-	163,422
Exploration costs			3,356,676	-	-	3,356,676
			3,520,098	-	-	3,520,098

Nichicun	272
Acquisition costs		100	103,751	(33,718)	-	70,033
Exploration costs			1,266,957	(137,108)	-	1,129,849
			1,370,708	(170,826)	-	1,199,882

Poste Lemoyne Ext.	605
Acquisition costs		100	1,230,688	16,605	-	1,247,293
Exploration costs			6,215,067	337,171	-	6,552,238
			7,445,755	353,776	-	7,799,531

Wabamisk	944
Acquisition costs		100	739,423	31,564	-	770,987
Exploration costs			3,100,217	257,566	-	3,357,783
			3,839,640	289,130	-	4,128,770

Others
Acquisition costs			1,484,446	166,763	(8,393)	1,642,816
Exploration costs			3,222,061	722,934	(71,974)	3,873,021
			4,706,507	889,697	(80,367)	5,515,837

Total
Acquisition costs			12,279,216	256,391	(8,393)	12,527,214
Exploration costs			35,681,128	4,762,230	(188,740)	40,254,618
			47,960,344	5,018,621	(197,133)	52,781,832

All mining properties are located in the province of Quebec.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2012 and 2011

(expressed in Canadian dollars)

5	Accounts payable and accrued liabilities
		As at	As at
		May 31,	February 29,
		2012	2012

	Companies held by Directors	$-	$3,464
	Advances from partners	928,107	3,520,592
	Trade	2,249,670	2,976,077
	Premium related to flow-through shares	-	1,886,379

		$3,177,777	$8,386,512

6

Deferred royalties

Advance payments on the royalty held by the Company on the Éléonore deposit, started on April 1, 2009. These payments are made by Les Mines Opinaca, a subsidiary held 100% by Goldcorp Inc. ("Goldcorp"), paid on the basis of US$100,000 per month up to 50 months, unless the mine production was preceded. In such case, the royalties will be paid according to deposit production.

To secure these advance payments, Goldcorp granted the Company a US$5 million immovable hypothec on the Éléonore property.

The Company will recognize into income these advance payments, which are currently classified as deferred royalties, once the Éléonore mine goes into commercial production, on the basis that the production royalties will be paid out of advance payments received by the Company. The production period represents the performance period over which the earnings process will be completed.

If the Éléonore mine is not brought to production, the Company will recognize the non-refundable advance payments into income.

7	Share capital

	The share capital issued has varied as follows:

		Three-Month Period Ended May 31, 2012		Year Ended February 29, 2012

		Number	$	Number	$

	Balance - beginning of period	31,884,740	124,688,911	30,779,692	115,809,533

	Stock options exercised	34,000	328,557	206,000	1,704,956
	Warrants exercised	-	-	26,635	211,309
	Issuance of shares for acquisition of mining properties	-	-	131,330	1,201,670
	Issuance of shares for a cash consideration	-	-	741,083	6,551,890
	Share issue expenses	-	(676)	-	(790,447)

	Balance - end of period	31,918,740	125,016,792	31,884,740	124,688,911

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2012 and 2011

(expressed in Canadian dollars)

8	Stock options

The Company has established a stock option plan under which certain key employees, officers, directors and suppliers may be granted stock options of the Company. The number of stock options cannot exceed, at any time, 10% of the number of outstanding shares. Options vest immediately and are exercisable over a maximum period of ten years following the grant date. The stock options price is always higher than the last closing price on the day of grant at the Toronto Stock Exchange.

The following table presents the stock option activity since March 1, 2011, and summarizes information about stock options outstanding and exercisable as at May 31, 2012:

	Three-Month Period Ended May 31, 2012		Year Ended February 29, 2012

		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price

Outstanding and exercisable - beginning of period	1,997,000	$5.94	1,874,000	$5.29
Granted	-	-	329,000	9.11
Exercised	(34,000)	6.11	(206,000)	5.12
Cancelled	(10,000)	9.11	-	-

Outstanding and exercisable - end of period	1,953,000	$5.92	1,997,000	$5.94

The following table summarizes information about stock options outstanding and exercisable as at May 31, 2012:

Options outstanding and exercisable
Range of exercise prices	Number	Weighted average remaining contractual life	Weighted average exercise price
		(years)
$3.21 to $4.44	810,000	4.51	$4.05
$5.22 to $7.68	824,000	6.81	$6.51
$9.04 to $9.18	319,000	9.38	$9.11

The fair value of stock options granted has been estimated using the Black & Scholes model with the following assumptions:

Year ended February 29, 2012
Risk-free interest rate	1.82%
Expected volatility	48%
Dividend yield	Nil
Weighted average expected life	72 months
Weighted average fair value of options granted	$4.31

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month ended May 31, 2012 and 2011

(expressed in Canadian dollars)

9	Warrants

	The following table presents the warrant activity since March 1, 2011, and summarizes information about outstanding and
	exercisable warrants as at May 31, 2012:
		Three-Month Period Ended May 31, 2012		Year Ended February 29, 2012

			Weighted		Weighted
			average		average
		Number	exercise price	Number	exercise price

	Outstanding and exercisable - beginning of period	24,857	$10.24	38,635	$7.33
	Granted	-	-	24,857	10.24
	Exercised	-	-	(26,635)	6.58
	Expired	-	-	(12,000)	9.00

	Outstanding and exercisable - end of period	24,857	$10.24	24,857	$10.24

	The weighted average remaining contractual life for the 24,857 warrants is 2.4 months.

	The fair value of warrants granted has been estimated using the Black & Scholes model with the following assumptions:

Year Ended
February 29,
2012

Risk-free interest rate	1.22%
Expected volatility	32.4%
Dividend yield	Nil
Weighted average expected life	12 months
Weighted average fair value of warrants granted	$0.578

10	Earnings per share
		Three-Month Periods Ended May 31,

		2012	2011

	Basic weighted average number of shares outstanding	31,907,349	30,875,297
	Warrants	-	2,657
	Stock options	708,896	779,653

	Diluted weighted average number of shares outstanding	32,616,245	31,657,607

	Items excluded from the calculation of diluted
	earnings per share because the exercise price was greater
	than the average quoted value of the common shares
	Warrants	24,857	-

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2012 and 2011

(expressed in Canadian dollars)

11	General administrative expenses
		Three-Month Periods Ended May 31,
		2012	2011

	Office rental	$31,469	$28,981
	Administrative and professional services	(5,701)	28,910
	Advertising and exhibitions	37,469	27,611
	Travel expenses	33,970	26,690
	Donations and sponsorships	25,050	15,050
	Training and tuition	4,670	15,076
	Insurance	11,685	15,790
	Interest on notices of assessment (note 12a)	42,590	-
	Office expenses and other	77,523	60,692
		$258,725	$218,800

12	General exploration costs
		Three-Month Periods Ended May 31,
		2012	2011

	Salaries and fees	$74,941	$87,710
	Transport	1,871	1,499
	Field expenditures	9,675	7,078
	Other (a)	218,259	3,721
		$304,746	$100,008

(a)

In the three-month period ended May 31, 2012, the Company received notices of assessment for the years 2008 to 2011. Some amounts of the refundable tax credit for resources for those years were refused by Revenu Québec. The Company will file a notice of objection.

13	Cash flows
	Items not affected cash	Three-Month Periods Ended May 31,
		2012	2011

	Related to financing activities:

	Share issue expenses included in accounts payable and
	accrued liabilities	$-	$24,970

	Related to investing activities:

	Acquisition of mining properties and exploration costs
	included in accounts payable and accrued liabilities	$1,499,327	$959,403
	Non-refundable tax credit applied against mining properties	$-	$109,000

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2012 and 2011

(expressed in Canadian dollars)

14	Financial instruments

	The classification of financial instruments as at May 31, 2012 and as at February 29, 2012 is summarized as follows:

						As at May 31, 2012
						Carrying value	Fair value
		At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
		$	$	$	$	$	$
	Financial assets
	Cash	-	-	4,119,075	-	4,119,075	4,119,075
	Short-term investments	464,232	37,020,677	-	-	37,484,909	37,484,909
	Other amounts receivable	-	-	58,151	-	58,151	58,151
		464,232	37,020,677	4,177,226	-	41,662,135	41,662,135

	Financial liabilities
	Accounts payable and accrued
	liabilities	-	-	-	3,177,777	3,177,777	3,177,777

						As at February 29, 2012
						Carrying value	Fair value
		At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
		$	$	$	$	$	$
	Financial assets
	Cash	-	-	10,364,713	-	10,364,713	10,364,713
	Short-term investments	565,873	38,897,654	-	-	39,463,527	39,463,527
	Other amounts receivable	-	-	391,787	-	391,787	391,787
		565,873	38,897,654	10,756,500	-	50,220,027	50,220,027

	Financial liabilities
	Accounts payable and accrued
	liabilities	-	-	-	6,500,133	6,500,133	6,500,133

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2012 and 2011

(expressed in Canadian dollars)

15

Other amounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

The fair value of available-for-sale short-term equity investments is established using the bid price on the most beneficial active market for these instruments that is readily available to the Company. When a bid price is not available, the Company uses the closing price of the most recent transaction on such instrument.

The fair value of short-term investments at fair value through profit or loss and the fair value of available-for-sale short-term debt investments are valued at bid price using independent pricing services or by dealers prices.

Other information

As at May 31, 2012, gross unrealized losses on available-for-sale securities totaled $293,608 ($215,512 as at February 29, 2012). Of this sum, an amount of $34,393 ($15,788 as at February 29, 2012) is related to bonds and results from changes in market interest rates and not to deterioration in the creditworthiness of issuers. The balance of $259,215 ($199,724 as at February 29, 2012) related to common shares is mainly explained by fluctuation of prices in the market. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It assesses that the gross unrealized losses are not significant or prolonged.

The total interest income for financial assets that are not classified as at fair value through profit or loss for the three-month ended May 31, 2012 is $189,329 ($159,000 for the three-month period ended May 31, 2011).

Commitments

The Company is committed to incurring exploration expenses of $5,000,000 by December 31, 2013 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on February 23, 2012. As at May 31, 2012, the Company has fulfilled its commitment regarding the exploration expenses.

The Company is also committed to incurring exploration expenses of $1,000,000 by October 5, 2013 on the Murdoch property.

The Company has signed various exploration cost contracts and is committed to paying approximately $250,000 in the next 12 months under those contracts.

16	Subsequent events

On June 1, 2012, the Company closed a private placement of 190,000 flow-through common shares at a price of $15.50 per share for gross proceeds of $2,945,000. A premium of $1,216,000 will be accounted for in the Company's share capital. Related issue expenses of approximately $200,000 will be incurred.

In June 2012, the Company signed a seven-year rental lease for its administrative office beginning on October 1st, 2012. The rental lease cost is $142,500 with an annual increase of 2.5%.

VIRGINIA MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Any statement or reference to dollar amounts herein shall mean lawful money of Canada unless otherwise indicated.

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the unaudited condensed interim financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the three-month periods ended May 31, 2012, and 2011. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 29, 2012, and results of operations, including the section describing the risks and uncertainties.

The information contained herein is dated as of July 10, 2012, date of the approval by the Board of the Management’s Discussion and Analysis and the Financial Statements.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking information and statements, which constitute “forward-looking information” under Canadian securities law and which may be material regarding, among other things, the Company’s beliefs, plans, objectives, estimates, intentions and expectations. Forward-looking information and statements are typically identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “forecast”, “goal”, “intend”, “plan”, “will”, “may”, “should”, “could” and similar expressions. Specific forward-looking information in this document includes, but not limited to, statements with respect to the Company’s future operating and financial results, its exploration activities, its capital expenditure plans and the ability to execute on its future operating, investing and financing strategies.

These forward-looking information and statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us.

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

EXPLORATION ACTIVITIES

Activities Summary

During the three-month period ended May 31, 2012, exploration costs rose to $4,849,000 compared to $3,913,000 for the corresponding period in 2011. In the recent quarter, the Company and its partners were busy completing drilling programs on the Coulon, Lac Pau, La Grande Sud and Lac Gayot projects. The Company spent quite a lot of time planning the exploration programs that will be carried out in the summer of 2012 on several of its projects.

COULON PROPERTY

During winter 2012, the Company drilled 27 holes totalling 18,055 metres on the Coulon project (100% Virginia), situated 15 kilometres north of the Fontanges airport, in the Middle-North of Quebec. The program targeted the extensions of lenses 223, Spirit and 201 as well as many other geological or geophysical targets on the property.

The 2012 winter work revealed a new very promising sector in the extension to the northeast of the fertile volcanic sequence hosting Lens 43. This little-known sector covered with overburden had been the object previously of only two boreholes at 300 metres and 800 metres respectively to the northeast of Lens 43. These holes did not intersect significant mineralization but the geophysical surveys carried out subsequently in both holes identified two "off-hole" EM conductors. During the winter 2012 campaign, five holes were drilled to test the EM conductor located 800 metres northeast of Lens 43. Holes CN-12-257, 262 and 263 were drilled on the same section while holes CN-12-264B and 265 were drilled 60 metres on both north and south sides of this section. These holes intersected a very fertile volcanic sequence consisting of two distinct horizons characterized by strong hydrothermal alteration and zones of disseminated to massive sulphides of metric to decametric thickness. The main mineralized horizon is associated with a major contact between mafic and felsic volcanic rocks while the other horizon is located within mafic rocks. To date, the best intersections come from the main horizon including results of 11.06% Zn, 1.87% Cu, 26.45 g/t Ag and 0.16 g/t Au over 11 metres in hole CN-12-257, 6.19% Zn, 1.49% Cu and 24.86 g/t Ag over 8.4 metres in hole CN-12-263, 1.6% Zn, 1.39% Cu, 126.98 g/t Ag and 2.12 g/t Au over 9.35 metres in hole CN-12-265 and 7.17 g/t Au, 370 g/t Ag and 0.37% Cu over 3 metres in hole CN-12-262. The latter intersection distinguishes itself from previous ones by a much more intense silica alteration containing 1 to 3% disseminated pyrrhotite and chalcopyrite. The length of these intersections is very close to the actual thickness of the mineralization. These results point to the emergence of a new mineralized lens of economic interest, traced for now over a strike length of 135 metres to a vertical depth of 550 to 650 metres below surface. This new lens, called lens 257, differs from already known lenses for its markedly higher gold content. It remains open in almost all directions, being only partially restricted on the north by hole CN-12-264B, which intersected an alteration zone with a mineralized interval grading 1.03% Cu, 22.33 g/t Ag and 0.41 g/t Au over 1.25 metres.

The second mineralized horizon, hosted by mafic volcanics, also yielded some interesting results including 4.2% Cu, 59.7 g/t Ag and 1.38 g/t Au over 1.4 metres in hole CN-12-257 as well as 2.29% Zn, 44 g/t Ag and 0.22 g/t Au over 10.8 metres in hole CN-12-262. This horizon is also distinguishable from already known lenses for its higher gold content.

At 400 metres south of this new discovery, all four drill holes testing the other EM conductor crosscut the same fertile volcanic sequence and intersected the same main mineralized horizon host to the new Lens 257. Hole CN-12-242 intersected disseminated to semi-massive sulphides grading 2.05% Cu, 0.72% Zn, 20.8 g/t Ag and 0.19 g/t Au over 11.2 metres. This intersection is located at a vertical depth of 400 metres and is over 400 metres south of Lens 257. Two of the three other drill holes (CN-12-248 and 260) cross-cut metric-wide intersections with very anomalous base metal values.

Elsewhere on the property, the extensions of Lens 201 were tested by four new drill holes (CN-12-252, 254, 255 and 256). The continuity of the mineralization was confirmed by hole CN-12-254 that crosscut a sulphide zone grading 0.78% Zn, 2.9% Cu, 31.17 g/t Ag and 0.96 g/t Au over 4.9 metres to a vertical depth of 425 metres, extending Lens 201 by 75 metres to the north. The other holes testing zone 201 crosscut intense alteration zones frequently containing disseminated sulphides (pyrite-pyrrhotite-chalcopyrite ± sphalerite), and reported sub-economic values over metric widths.

Five holes (CN-12-238, 240, 241, 243 and 245) were drilled in the area of Lens 223. They all intersected zones of hydrothermal alteration and disseminated sulphides but did not confirm any significant expansion of economic mineralization. Five other holes (CN-12-246, 247, 253, 259 and 261) were drilled in the vicinity of the Spirit Lens and intersected alteration zones with disseminated to semi-massive sulphides that returned sub-economic values over metric widths. Finally four holes tested various geophysical and geological targets on the property but have not produced encouraging results.

The Company is very satisfied with its drilling program at Coulon, which led to the discovery of a ninth mineralized lens of economic interest on the property, Lens 257. This markedly more auriferous lens remains open in practically all directions and an intersection grading 2.05% Cu, 0.72% Zn, 20.8 g/t Ag and 0.19 g/t Au over 11.2 metres was crosscut over 400 metres south along the same stratigraphic contact. North of Lens 257, the same fertile stratigraphy continues on for at least 500 metres and remains totally virgin, never being tested by drilling. This new promising area of over 1 kilometre in length occupies the western limb of a complex fold, with the opposite limb to the east being geologically identical and already containing three major lenses (08, 9-25 and 44) totalling more than 12 million tonnes.

During the recent quarter, the Company spent $2,605,000 on the Coulon property.

LAC PAU PROPERTY

During the recent quarter, the Company completed a campaign of 15 holes totalling 2,970 metres on Lac Pau, (100% Virginia), located in the northern part of the Caniapiscau reservoir in James Bay. Under an agreement reached June 22, 2011, IAMGOLD Corporation (“IAMGOLD”) has the option to acquire a 50% interest in Lac Pau in return for payments totalling $130,000 and $6 million in exploration work over a seven-year period. The property covers the Lac Pau gold corridor, a major structure followed over 12 kilometres separating intrusive rocks of the Beausac Suite from paragneisses of the Grosbois Suite. This fertile gold structure is home to several significant gold showings, including the Tricorne showing (up to 9.02 g/t Au over 5 metres in channel and 3.43 g/t Au over 6 metres in drilling ), the Jedi showing (up to 2.17 g/t Au over 8.5 metres in drilling), the Hope showing (up to 13.04 g/t Au over 3 metres in channel and 69.78 g/t Au (24.15 cut) over 1.2 metres in drilling), the Beausac-2 showing (14.43 g/t Au over 2 metres in channel), and the Obiwan showing (2.1 g/t Au over 5 metres in channel).

Drilling conducted during winter 2012 tested in further detail the areas of the Hope, Jedi and Jedi Extension showings. The most interesting results come from the Jedi area. Hole PAU-12-058 crosscut at a 180-metre vertical depth a large alteration zone with disseminated sulphides grading 1.74 g/t Au over 31.5 metres within a wider interval grading 0.97 g/t Au over 69 metres. This intersection is located approximately 100 metres below hole PAU-11-032 which had reported 1.64 g/t Au over 11.6 metres. The Jedi Zone seems to thicken significantly at depth in this section. At 200 metres to the north, hole PAU-12-057 reported in the same zone an interval grading 0.53 g/t Au over 23 metres at a vertical depth of 130 metres. At about 2 kilometres further north, in the Jedi Extension, hole PAU-12-055 also intersected a strongly anomalous interval grading 0.52 g/t Au over 16.5 metres. Most other holes drilled in 2012 also intersected zones of alteration and disseminated sulphides but they did not yield large anomalous gold halos.

The Jedi area has generated several very large anomalous gold intersections that remain open laterally and vertically, which may require additional drilling. Furthermore, several kilometric extensions of the Lac Pau corridor also remain virtually unexplored. A budget of $540,000 will be allocated to carry out prospecting, mapping and till sampling in the summer of 2012.

During the recent quarter, IAMGOLD spent $333,000 on the Lac Pau property.

LA GRANDE SUD PROPERTY

Over winter 2012, the Company also conducted a drilling program on its La Grande Sud property located along the Trans-Taiga road in the LG-2 reservoir, James Bay. The property is 100% owned by the Company, but is subject to a 1% NSR to Orezone Gold Corporation. This NSR is redeemableat any time for the amount of $ 500,000. The La Grande Sud property is host to Zone 32 (mineral inventory of 6.5 Mt @ 1.5g/t Au for 320,000 ounces as disclosed in a press release issued on March 11, 1999) as well as several other significant auriferous areas and showings.

The program included five holes totalling 3,000 metres. Three of them (LGS-12-223 to 225) tested Zone 32 at depth and its extension to the east-northeast while two shorter holes (LGS-12-226 and 227) tested the extension of the Mico-Milan zone to the southwest.

Holes LGS-12-223 and 224 have confirmed the depth extension to the east-northeast of the mineralized envelope of Zone 32. This envelope is characterized by intense silica and sericite alterations accompanied by weak disseminations of pyrite and chalcopyrite within a tonalitic intrusive. Gold intersections were reported grading 1.63 g/t Au over 15 metres in hole LGS-12-223 and 1.93 g/t Au over 37 metres in hole LGS-12-224. These intersections are at a vertical depth of 600 metres and are located on either side and below an intersection that had reported 4.7 g/t Au over 7.4 metres in hole LGS-02-198. The gold mineralized envelope remains fully open in this area. For its part, hole LGS-12-225 tested the continuation of the mineralization at depth directly below Zone 32. It crosscut at a vertical depth of 525 metres the same alteration-bearing corridor as Zone 32 but virtually no mineralization and consequently no significant gold value was obtained in this interval. In addition to the Zone 32 corridor, the three deep drill holes also crosscut comparable mineralized zones that reported over metric widths sub-economic gold values in general, with some higher results between 9.32 and 25.46 g/t Au. A more interesting intersection grading 3.04 g/t Au over 8 metres was also obtained in hole LGS-12-223. This intersection may represent the eastern extension of the zone Veine, located a few hundred metres north of Zone 32. In the area of the Mico-Milan zone, hole LGS-12-226 drilled directly into the southwest extension of the showing, crosscut two mineralized intervals grading 9.12 g/t Au over 2 metres and 9.02 g/t Au over 2.3 metres. Hole LGS-12-227, located 100 metres southwest of the previous hole, did not intercept any significant mineralization.

The Company will analyze in detail the results of this drilling campaign before deciding on the nature of upcoming work on the La Grande Sud property.

During the recent quarter, the Company spent $781,000 on the La Grande Sud property.

LAC GAYOT PROPERTY

A campaign of 20 holes totalling 4,263 metres was completed during the winter of 2012 on the Lac Gayot project, located 115 kilometres north of the Fontanges airport in James Bay. The project is owned 100% by the Company but under an agreement reached in June 2011, KGHM International (“KGHM” formerly Quadra FNX Mining Ltd.) has the option to acquire a 50% interest in the property in consideration of $10 million in exploration work over a nine-year period and cash payments totalling $100,000 over two years. This agreement is subject to a 1% NSR in favour of Billiton Resources Canada. The Lac Gayot property covers the entire Achaean greenstone belt of Venus, which contains mainly MgO-rich ultramafic sills and lavas. The ultramafic sequence hosts twelve mineralized zones rich in nickel-platinum-palladium spread over a lateral distance of 25 kilometres. Historical values of 0.5 to 15% Ni and grades up to 17.2 g/t Pd-Pt were obtained on the surface while drill intersections graded up to 9.03% Ni, 0.6% Cu, 9 g/t Pd-Pt over 2.55 metres and 2.2% Ni, 1.41% Cu, 2.29 g/t Pd-Pt over 11.4 metres.

Drilling conducted during winter 2012 mainly tested the Nancy and Gagnon showings, and to a lesser extent the MIA, DeChamplain and Gayot showings. The most interesting results come from the Nancy area, where a few holes intersected within ultramafic rocks weakly mineralized intervals with 1-2% of finely disseminated sulphides that returned results strongly anomalous in nickel, copper and PGE over plurimetric to decametric thicknesses. Hole GA-12-085, located immediately east of the Nancy East showing, intersected near the surface a mineralized interval grading 0.74% Ni, 0.12% Cu, 0.66 g/t Pd + Pt over 14 metres including 1.04% Ni, 0.18% Cu, 0.97 g/t Pt + Pd over 8 metres. This very anomalous intersection is immediately followed by a second mineralized interval grading 0.89% Ni, 0.21% Cu, 1.03 g/t Pt + Pd over 4 metres. It is interesting to note that these intersections are located at the northern border of a fertile ultramafic unit, which also contains, at its southern contact, the Nancy Est showing that has already reported surface results of 1.1% Ni, 0.28% Cu and 1.32 Pd + Pt over 19.9 metres. On a section located 50 metres west of hole GA-12-085, holes GA-12-083 and 084 also intercept at this same northern contact two mineralized intervals, reporting respectively 0.71% Ni, 0.11% Cu and 0.59 g/t Pt + Pd over 10.7 metres and 0.61% Ni, 0.11% Cu and 0.72 g/t Pt + Pd over 10 metres. An interesting mineralized intersection was also obtained in the Gagnon area. Hole GA-12-094 intersected a zone of disseminated sulphides which yielded 1.36% Ni and 1.73 g/t Pt + Pd over 3.05 metres including a thin interval of semi-massive sulphides grading 9.57% Ni, 0.55% Cu and 11.56 g/t Pt + Pd over 0.3 metres.

These results demonstrate once again the highly fertile character of the ultramafic units of the Venus Belt, distinguished by very high nickel and PGE tenors in the magmatic sulphides present. Other holes drilled did not intercept significant mineralization.

The Company and its partner will analyze in detail the results of this drilling campaign before deciding on the nature of upcoming work on the Lac Gayot property.

In the recent quarter, KGHM spent $1,859,000 on the Lac Gayot project.

OTHER CURRENT CAMPAIGNS

The Company is about to complete a 1200-metre drilling campaign on its Poste Lemoyne Extension project. The property is owned 100% by the Company but the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Corporation. The Company has the option to redeem at any time 0.5% of this royalty for $500,000. The property is host to the Orfée zone that contains resources totalling 88,588 tonnes grading 9.44 g/t Au in the measured category and 114,895 tonnes grading 18.4 g/t Au in the inferred category (National Instrument 43 -101 - published April 8, 2003).

Current drilling will mainly test the new Charlie showing discovered in summer 2011. The Charlie showing consists of a network of veins and quartz veinlets with traces of sulphides, hosted in a pyroxenitic intrusive. Veins ranging in thickness from 5 to 50 centimetres are oriented between N20° and N80°. Despite the small amount of sulfide found in these veins, grab samples collected to characterize them graded between 1.2 g/t Au and 40 g/t Au. The channels made on the entire network of veins also yielded encouraging results. Best results include 3.68 g/t Au over 5 metres, 3.59 g/t Au over 4 metres, 14.55 g/t Au over 1 metre, 7.64 g/t Au over 0.85 metres and 6.95 g/t Au over 1 metre. The other four channel results ranged between 1.34 g/t Au over 1 metre and 3.93 g/t Au over 1.4 metres.

The Company has just started a drilling program of approximately 2,000 metres on the Nichicun property. The property, owned 100% by the Company, is located 54 kilometres southeast of Mirage Outfitters and 100 kilometres from the LG-4 airport. The work will be concentrated in the Portageur and Petit Pas areas where several gold showings have been discovered since 2009. The Portageur area and its northeast extension form a gold corridor followed over 600 metres laterally in altered sediments. This gold corridor reported several channel values ranging from 1.17 g/t Au over 6 metres to 1.22 g/t Au over 8 metres (including 3.44 g/t Au over 2 metres) and remains open at both ends. The Petit Pas showing reported up to 52.87 g/t Au over 2 metres in channel in a strongly altered and deformed basalt and andesite sequence.

NEW AGREEMENTS

On April 5, 2012, Exploration Khalkos Inc. granted the Company the option to acquire a 55% interest in the Murdoch property for a consideration consisting of payments totalling $300,000 and exploration work totalling $4 million to be carried out no later than April 5, 2017 with the firm commitment of spending $1 million on the property within 18 months following the conclusion of the agreement.

On April 12, 2012, the Company entered into agreement with Komet Manufacturers Inc. (“Komet”) on the FCI property. As per the agreement, Komet has the option to acquire a 50% interest in the FCI property, in consideration of the issuance of 25,000 shares of Komet and $4 million in exploration work to be carried out over a six-year period.

OUTLOOK FOR FISCAL 2013

The Company will soon undertake several exploration programs on some of its projects, all located in Quebec, thus marking the beginning of another very active year in its history. It intends to spend, during fiscal 2013, over $20 million in exploration work, of which 45% or so will be funded by its partners. Work will be conducted mainly on the James Bay territory, in the areas of Opinaca-Eastmain, Caniapiscau and LG-4, and to a lesser extent on the Nunavik territory on the Baie Payne and Murdoch projects.

In the vast region of the Opinaca reservoir and the Eastmain River, the Anatacau-Wabamisk, Éléonore Régional, Sarcelles, Asini, Opinaca and Éléonore Est projects will be the object of surface work (prospecting, geochemical surveys and mechanical stripping) during the summer and fall of 2012. In the area of the Caniapiscau reservoir, the Ashuanipi project will be the object of an important program of mechanical stripping and prospecting. A campaign of prospecting and till sampling will also be carried out on the Lac Pau project. Important work including the 2000-metre drilling campaign mentioned earlier as well as prospecting and mechanical stripping will be further conducted on the Nichicun project located in the area of the LG-4 reservoir. The Company will also be active in the same area on its Trieste property where it will carry out mechanical stripping and prospecting. Prospecting is also foreseen on the Corvet Est project.

A budget of about $1 million, solely funded by the Company, will be allocated to the prospecting and evaluation of new exploration targets on the James Bay territory.

The Company will also be active on the Nunavik territory, mainly on the Baie Payne and Murdoch projects. Important geophysical surveys and prospecting and geological mapping will be conducted on the Baie Payne project, located in the vicinity of the Kangirsuk village on the west coast of Ungava Bay. The Company will carry out on the Murdoch project, located in the Labrador Trough, about 160 kilometres south of Kuujjuaq, prospecting and a 1500-metre drilling program.

The Company is eager to begin a new season of exploration with the main objective of discovering new mining camps in the regions of James Bay and Nunavik.

SELECTED FINANCIAL INFORMATION

	Three-Month Periods Ended
	May 31, 2012	May 31, 2011
	$	$
Expenses	1,018,000	1,003,000
Other income	615,000	358,000
Net earnings	275,000	271,000
Basic net earnings per share	0.009	0.009
Diluted net earnings per share	0.008	0.009

RESULTS OF OPERATIONS

COMPARISON BETWEEN THE THREE-MONTH PERIODS ENDED MAY 31, 2012 AND 2011

Expenses

For the three-month period ended May 31, 2012, expenses totalled $1,018,000 compared to $1,003,000 for the same period of the preceding year. Variations are detailed hereafter.

During the current quarter, salaries totalled $292,000, representing an increase of $70,000 compared to the same period of the preceding year. The variation is due mainly to the addition of employees that previously acted as service providers to the Company, to an increase in annual salaries paid to the employees of the Company and to the hiring of an employee in charge of sustainable development.

For the three-month periods ended May 31, 2012 and 2011, professional and maintenance fees totalled $72,000 and $94,000, respectively. The decrease results mainly from costs related to IFRS consultation within the context of the 2011 transition to IFRS and other consultation services.

General administrative expenses totalled $259,000 during the quarter ended May 31, 2012, representing an increase of $40,000 from the corresponding period of the preceding year. The variation results mainly from an interest expense related to a notice of assessment from Revenu Québec for the years 2008 to 2011.

General exploration costs, net of tax credits related to mining exploration, increased by $231,000 to reach $305,000 during the current quarter. The increase results mainly from refundable tax credit for resources denied by Revenu Québec for the years 2008 to 2011.

During the current quarter, the Company proceeded with write-offs of several mining properties for a total of $75,000 compared to $383,000 for the same quarter of last year. The variation results mainly from a partial write-off of $267,000 done on the Wabamisk property in the quarter of the preceding year.

Other Income

For the three-month period ended May 31, 2012, other income totalled $615,000 compared to $358,000 for the same period of the previous year. Variations are detailed hereafter.

During the period ended May 31, 2012, dividends and interest decreased by $20,000. This change is due mainly to a decrease in interest rates on the bonds owned by the Company.

Fees invoiced to partners during the current quarter totalled $225,000, representing an increase of $194,000 from the corresponding period of the preceding year. The increase is due mainly to important exploration work carried out jointly with KHGM (Lac Gayot) during the current quarter.

During the quarter ended May 31, 2012, the Company posted a gain on sale of available-for-sale investments of $125,000 compared to $58,000 for the same period in 2011.

For the three-month period ended May 31, 2012, the Company posted a loss on investments designated as held for trading of $5,000 compared to $28,000 for the same period of last year. Losses are due to the fair value revaluation of the Company’s convertible debentures.

Deferred Tax Recovery

For the three-month period ended May 31, 2012, the Company recognized a $678,000 deferred tax recovery compared to $916,000 for the same quarter of the preceding year. The difference is due mainly to an increase in deferred tax liabilities counterbalanced by an increase of the favorable tax impact on flow-through shares.

Net Earnings

In light of the above, the Company recognized net earnings of $275,000 for the three-month period ended May 31, 2012, compared to $271,000 for the same quarter of the preceding year.

OTHER INFORMATION

	Balance sheets as at
	May 31,	February 29,
	2012	2012
	$	$
Working capital	41,167,000	44,811,000
Mining properties	52,782,000	47,960,000
Total assets	98,400,000	102,302,000
Shareholders’ equity	87,994,000	88,169,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

LIQUIDITY AND FINANCING

As at May 31, 2012, cash amounted to $4,119,000 compared to $10,365,000 as at February 29, 2012, while the Company’s working capital totalled $41,167,000, representing a decrease of $3,644,000 compared to the working capital recorded as at February 29, 2012. The variation is due mainly to exploration expenses incurred in the current quarter.

From management’s point of view, the working capital as at May 31, 2012, will cover current expenditures and exploration fees in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the quarter ended May 31, 2012, cash flows used in operating activities totalled $2,780,000 compared to $775,000 for the corresponding period of the preceding year. This variation results mainly from changes in accounts payable related to advances from partners.

Financing Activities

Cash flows provided from financing activities for the quarter ended May 31, 2012, amounted to $189,000 compared to $318,000 for the corresponding period of the preceding year. The variation is related to the exercise of warrants that took place in 2011.

Investing Activities

For the quarter ended May 31, 2012, cash flows used in investing activities totalled $3,655,000 compared to $3,905,000 for the same quarter of the preceding year.

The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term investments.

For the current quarter, the disposal of short-term investments increased liquidities by $1,251,000 compared to a decrease of $204,000 for the same period of the preceding year. The variation is attributable to more important required funds for exploration work carried out during the quarter.

For the current quarter, the acquisition of mining properties and the capitalization of exploration costs required disbursements of $5,730,000 compared to $4,357,000 for the same period of the preceding year. This increase results mainly from more important exploration work carried out during the quarter, particularly on the Coulon property.

QUARTERLY INFORMATION

The information presented thereafter details the total expenses, other income, net earnings (net loss) and the net earnings (net loss) per participating share for the last eight quarters.

Period			Net Earnings	Net Earnings (Net Loss) per Share
Ended	Expenses	Other Income	(Net Loss)	Basic	Diluted
	$	$	$
05-31-2012	1,018,000	615,000	275,000	0.009	0.008
02-29-2012	1,730,000	384,000	(645,000)	(0.021)	(0.021)
11-30-2011	1,210,000	322,000	(357,000)	(0.011)	(0.011)
08-31-2011	1,556,000	465,000	(921,000)	(0.030)	(0.030)
05-31-2011	1,003,000	358,000	271,000	0.009	0.009
02-28-2011	2,313,000	156,000	(987,000)	(0.032)	(0.032)
11-30-2010	782,000	317,000	(258,000)	(0.009)	(0.009)
08-31-2010	2,113,000	395,000	(765,000)	(0.025)	(0.025)

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

CONTRACTUAL OBLIGATIONS

There was no material change in the Company’s contractual obligations except for the firm commitment of spending $1,000,000 on the Murdoch property in the next 18 months following the conclusion of the agreement with Khalkos.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENTS

On June 1, 2012, the Company closed a private placement of 190,000 flow-through common shares at a price of $15.50 per share for gross proceeds of $2,945,000. A premium of $1,216,000 will be accounted for in the Company's share capital. Related issue expenses of approximately $200,000 will be incurred.

In June 2012, the Company signed a seven-year rental lease for its administrative office beginning October 1st, 2012. The rental lease cost is $142,500 with an annual increase of 2.5%.

RELATED PARTY TRANSACTIONS

During the three-month period ended May 31, 2012, general administrative expenses required disbursements of $29,000 compared to $58,000 for the same period of the preceding year. These amounts have been paid to companies owned by directors.

These transactions are conducted in the normal course of operations.

CARRYING VALUE OF MINING PROPERTIES

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are recorded when required.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There has been no significant change in the Company accounting policies and estimates since February 29, 2012. Please refer to the appropriate section of the financial statements included in our 2012 Annual Report for a complete description of our accounting policies.

FUTURE ACCOUNTING CHANGES

There has been no change in future accounting changes as described in the Company’s 2012 annual Management’s Discussion and Analysis.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares, without par value. As at July 10, 2012, a total of 32,121,740 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at July 10, 2012, a total of 1,940,000 stock options were outstanding. The expiry dates vary from April 6, 2016 to January 13, 2022.

Also as at July 10, 2012, a total of 12,000 warrants were outstanding and their expiry date is September 27, 2012.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with IFRS in its financial statements. The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established the internal control over financial reporting or had it established under their supervision in order to obtain reasonable assurance about the reliability of the financial reporting and to make sure that the financial statements were being prepared in accordance with IFRS.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to ICFR during the quarter ended May 31, 2012, that have materially affected, or that are reasonably likely to materially affect ICFR. No such changes were identified through their evaluation.

RISK FACTORS AND UNCERTAINTIES

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 29, 2012.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at July 10, 2012. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, André Gaumond, President and Chief Executive Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended May 31, 2012.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning March 1, 2012, and ended May 31, 2012, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

July 10, 2012

/s/ André Gaumond

André Gaumond

President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Robin Villeneuve, Chief Financial Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended May 31, 2012.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning March 1, 2012, and ended May 31, 2012, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

July 10, 2012

/s/ Robin Villeneuve

Robin Villeneuve

Chief Financial Officer